January 22, 2007

John Cannarella

US Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, DC, 20549

Dear Mr. Cannarella:

RE:  Response to your Letter Dated December 12, 2007 – 2006 Form 20-F

We have attached some additional information to help address your specific questions and have provided summary comments to those questions which we have discussed with you over the telephone.   We look forward to further discussion as necessary to clarify any points and to address a re-filing of our Form 20-F (and Form 20-F/A) for the year ended December 31, 2006, as appropriate.

Birch Mountain acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following additional or clarifying information is provided for each of the specific points raised in your letter.

1.  Managements’ Report on Internal Control over Financial Reporting:

Managements’ conclusion with respect to its assessment of the internal controls over financial reporting was included in our Form 20-F, however, it appears that during the ‘edgarizing’ process of Form 20-F/A, a portion of the written text was accidentally omitted.   The following is the missing text:

“Solely as a result of these material weaknesses, we concluded that our disclosure controls and procedures are not effective as of December 31, 2006.”

2.  Report of Independent Registered Public Accounting Firm:

The financial statements as at December 31, 2004 and for the year then ended were included in our Form 20-F and Form 20-F/A.  The auditors report by Meyers Norris Penny LLC (“MNP”) for the year ended December 31, 2004 was not included as the Company did not request consent from MNP for inclusion of their audit report.

We note that on December 27, 2006, the Company provided a letter to Mr. Kevin Stertzel at the SEC reporting that the Audit Committee had become aware that MNP, the auditors of our 2004 and previous financial statements were no longer independent.  MNP had reported to the Audit Committee that individuals within MNP had purchased Birch Mountain stock after the ‘cooling off’ period subsequent to their resignation as auditors of the Company.

As a result of your current letter requesting the audit report be included, we have contacted MNP to request consent for inclusion of their audit report for 2004.  They believe that prior and current circumstances may impair their independence and as such do not believe they can provide consent.  We do not believe it is appropriate to include their audit report without their consent.

We request further guidance with respect to your request to include the December 31, 2004 audit report.

3.  Note 15 to the Financial Statements - Convertible Debentures

The convertible debentures do not include a beneficial conversion feature. The debentures were issued on December 6, 2006 with a conversion price of Canadian $3.30. Stock prices per the Toronto Stock Exchange on the day preceding and at issuance were as follows:

Ticker

Date

Exchange

Open

High

Low

Close

BMD

2006-12-05

Venture

3.18

3.33

3.18

3.25

BMD

2006-12-06

Venture

3.33

3.33

3.15

3.33

The conversion price approximates the Corporation’s trading price on the date of closing.

4.  Note 27 to the Financial Statements - Material Differences between US and Canadian GAAP

Our narrative explanation of the accounting treatment for stripping costs under Canadian and US GAAP was not correct in Note 27 (b).    Under Canadian GAAP, stripping costs prior to production were included in capitalized mineral properties and in Note 9 were included in line item ‘site preparation’.  Under US GAAP, any site preparation costs that were capitalized prior to proven and probable reserves or May 26, 2006 were expensed as exploration expenses. Hence in Note 27, the stripping costs under US GAAP, prior to May 26, 2006 were included in the $26,067,542 adjustment to reduce mineral properties downward for US GAAP.

After May 26, 2006, stripping costs during production/operations, is still subject to Canadian and US GAAP differences as there are some costs that are capitalized for Canadian GAAP whereas US GAAP requires the costs to be captured in inventory and costs of sales.  As such a further adjustment of $1,750,000 was shown in note 27 to reduce mineral properties for stripping costs capitalized after May 26, 2006 to arrive at the value of mineral properties for US GAAP.

The table in Note 27, as reproduced below, correctly treats stripping costs before May 26, 2006 and after May 26, 2006 as no costs are capitalized under US GAAP.

	2006	2005
Mineral properties – Canadian GAAP	44,608,237	13,662,648
Exploration expenditures capitalized (a)	(26,067,542)	(13,662,648)
Depletion (a)	670,969	-
Stripping costs capitalized (b)	(1,750,000)	-
Mineral properties - U.S. GAAP	17,461,664	-

The sentence in 27 (b) will be revised as follows:

Management has determined that stripping costs prior to production beginning on May 26, 2006, which are included in site preparation costs under Canadian GAAP, would be expensed as exploration expenditures under US GAAP. Further, stripping costs during production, which are capitalized under Canadian GAAP as betterment of the mineral property, would be expensed under US GAAP.

For further clarity, the lines in the Note 27 tables that show the adjustment for stripping costs capitalized would be changed to say ‘Stripping costs capitalized during operations’ so this wording ties to the description in note 9.

1.

5.  General Engineering Comments

We have attached to our letter a small scale map outlining the items described in your letter.  We will make the necessary additions and re-file.

2.

6.  Muskeg Valley Reserves

The reserves for the rock delineated in the boundaries of the approved and permitted Muskeg Valley Quarry are included in the larger footprint of the Hammerstone Project and in the reserves computed in the 2006 Technical Report. We will make the necessary additions and re-file.

7.  Annual Mine Production and Sales Tonnages

The production and sales tonnages are considered confidential for competitive purposes.  Producers of commodities such as aggregates that are price sensitive to local markets, unlike other world market commodities, do not disclose tonnages.  This is consistent industry practice amongst our competitors.  If you wish we may provide this information for your purposes however, we feel it would be harmful to disclose this information publicly in our filings.

We would appreciate if you would review our response and the attachments and confirm that this addresses your questions, at which point we will go ahead and re-file the appropriate amended documents.  Should you have additional questions, please do not hesitate to contact me directly at 403-802-2669.

Kind regards,

BIRCH MOUNTAIN RESOURCES LTD.

/s/ John Clarke

John Clarke

VP Finance & CFO

Attachment:

Response to your Letter Dated December 12, 2007 – 2006 Form 20-F

Birch Mountain Resources – Land Map

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LEGEND
Roads
Lakes and Rivers
Birch Mountain Metallic and Industrial Mineral permits
Birch Mountain Metallic and Industrial Mineral leases
Birch Mountain Metallic and Industrial Mineral permit applications
Birch Mountain Metallic and Industrial Mineral lease applications
Permits, Leases and Applications as at Dec 31, 2006